Exhibit 99.1

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Members

Senior Secured Loan Fund LLC:

We have audited the accompanying financial statements of Senior Secured Loan Fund LLC, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senior Secured Loan Fund LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Woodland Hills, California

February 21, 2017

Senior Secured Loan Fund LLC

BALANCE SHEETS

As of December 31, 2016

(In thousands)

	As of
	December 31, 2016	December 31, 2015

ASSETS
Investments in loans receivable (at principal amount)	$3,359,782	$8,138,544
Less original issue discount	(16,883)	(48,554)
Net investments in loans receivable	3,342,899	8,089,990
Accrued interest receivable	29,676	61,508
Restricted cash	407,631	361,508
Other assets	1,933	14,357
Total assets	$3,782,139	$8,527,363

LIABILITIES
Senior notes	$1,529,033	$6,248,355
Accrued interest payable on senior notes	5,435	16,486
Accrued distribution payable on subordinated certificates	32,499	37,183
Management and sourcing fee payable	2,418	5,459
Accounts payable and accrued expenses	4,463	13,705
Total liabilities	1,573,848	6,321,188

PARTNERS’ CAPITAL
Subordinated certificates	2,208,290	2,206,174
Members’ interest	1	1
Total members’ capital	2,208,291	2,206,175

Total liabilities and partner’s capital	$3,782,139	$8,527,363

SENIOR SECURED LOAN FUND LLC

STATEMENTS OF OPERATIONS

(in thousands)

	For the Years Ended
	December 31, 2016	December 31, 2015

REVENUES
Interest income	$431,819	$634,906
Accretion of original issue discount	32,156	28,838
Other income	8,792	5,974

Total revenues	472,767	669,718

EXPENSES
Interest expense	146,122	222,556
Management and sourcing fees	48,432	71,155
Other administrative fees	17,587	47,317
Provision for loan losses	—	3,851
Professional fees and other expenses	802	824

Total expenses	212,943	345,703

NET INCOME BEFORE INCOME TAX EXPENSE	259,824	324,015

Income tax expense	581	1,437

NET INCOME	$259,243	$322,578

SENIOR SECURED LOAN FUND LLC

STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in thousands)

	Subordinated	Members’
	Certificates	Interest	Total
Members’ Capital at December 31, 2014	$2,314,900	$1	$2,314,901

Increase In Members’ Capital From Operations
Net income	322,578	—	322,578

Net increase in members’ capital from operations	322,578	—	322,578

Increase in Members’ Capital from Capital Transactions
Proceeds from subordinated certificates	261,344	—	261,344
Principal paydowns on subordinated certificates	(299,725)		(299,725)
Distributions to subordinated certificates	(392,923)	—	(392,923)

Net decrease in members’ capital resulting from capital transactions	(431,304)	—	(431,304)
Net decrease in members’ capital	(108,726)	—	(108,726)

Members’ Capital at December 31, 2015	$2,206,174	$1	$2,206,175

Increase In Members’ Capital From Operations
Net income	259,243	—	259,243

Net increase in members’ capital from operations	259,243	—	259,243

Increase in Members’ Capital from Capital Transactions
Proceeds from subordinated certificates	3,480	—	3,480
Distributions to subordinated certificates	(260,607)	—	(260,607)

Net decrease in members’ capital resulting from capital transactions	(257,127)	—	(257,127)
Net increase in members’ capital	2,116	—	2,116

Members’ Capital at December 31, 2016	$2,208,290	$1	$2,208,291

SENIOR SECURED LOAN FUND LLC

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended
	December 31, 2016	December 31, 2015

Cash flows from operating activities:
Net income	$259,243	$322,578
Adjustments to reconcile net income to net cash provided by operating activities:
Payment-in-kind interest	(1,377)	—
Charge-offs and provision for loan losses	—	3,851
Accretion of original issue discount	(32,156)	(28,838)
Changes in operating assets and liabilities:
Accrued interest receivable	31,832	29,780
Other assets	(787)	220
Accrued interest payable on senior notes	(11,051)	(3,933)
Management and sourcing fee payable	(3,041)	(5,047)
Accounts payable and accrued expenses	(9,242)	3,325

Net cash provided by operating activities	233,421	321,936

Cash flows from investing activities:
Investments in loans receivable	(19,108)	(2,038,568)
Proceeds from sales and repayments of investments in loans receivable	4,812,943	3,350,730

Net cash provided by investing activities	4,793,835	1,312,162

Cash flows from financing activities:
Proceeds from senior notes	12,220	699,433
Principal paydowns on senior notes	(4,731,542)	(2,064,740)
Proceeds from subordinated certificates	3,480	261,344
Principal paydowns on subordinated certificates	—	(299,725)
Distributions to subordinated certificates	(265,291)	(324,328)
Net change in restricted cash	(46,123)	93,918

Net cash used in financing activities	(5,027,256)	(1,634,098)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid during the period	$157,173	$226,489

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Change in accrued distributions payable on subordinated certificates	$(4,684)	$1,161

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
In-kind distribution to subordinated certificates	$—	$67,434

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

(1)      Organization

Senior Secured Loan Fund LLC d/b/a the “Senior Secured Loan Program” (the “SSLP”), a Delaware limited liability company, was organized on November 20, 2007. The SSLP was formed to invest in first lien senior secured loans of middle-market companies. The SSLP’s investment period will generally terminate upon the earliest of (i) December 31, 2017, (ii) the SSLP’s Investment Committee (as defined below) determines that the investment period be terminated, or (iii) the Members (as defined below) mutually agree to terminate the investment period. The SSLP operates pursuant to the SSLP’s Fourth Amended and Restated Limited Liability Company Agreement dated as of December 12, 2012 (as amended from time to time, the “Agreement”). Additionally, specific operating terms and conditions such as management fees, administrative fees and disbursement of monies from payment accounts are specified in the SSLP’s Fourth Amended and Restated Indenture dated as of December 12, 2012 (as amended from time to time, the “Indenture”).

Ares Capital Corporation (“ARCC”) and GE Global Sponsor Finance, LLC (“GE-GSF”) are the members (the “Members”) of the SSLP, and Ares Capital Management LLC (“ACM”) and GE Commercial Finance Investment Advisory Services LLC (the “GE Manager”, and together with ACM, the “Managers”) are the managers of the SSLP.

The Agreement stipulates that the SSLP shall continue in existence generally until the earliest of (i) December 10, 2024, (ii) both of the Managers ceasing to be the Managers of the SSLP, (iii) notice by ARCC any time after the later of (a) the end of the investment period and (b) the date on which the ratio of the SSLP’s senior notes to the Aggregate Collateral Amount (as defined in the Agreement) falls below 65%, (iv) notice by the GE Manager after the first anniversary of the Trigger Date (as defined in the Agreement), (v) the date on which the SSLP’s Investment Committee determines to terminate the SSLP in accordance with the terms of the Agreement, (vi) the last day of the fiscal year (after the termination of the SSLP’s investment period) in which all SSLP investments have been sold or otherwise disposed of due to certain factors specified in the Agreement and (vii) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Delaware Limited Liability Company Act.

The SSLP is capitalized in the form of subordinated certificates and membership interests (collectively referred to as members’ capital), as well as senior notes. As of December 31, 2016 and 2015, General Electric Capital Corporation (“GECC”) had funded $1.5 billion and $6.2 billion in aggregate principal amount, respectively, in the form of senior notes to the SSLP. As of December 31, 2016 and 2015, GE-GSF had funded $286.3 million and $285.8 million in aggregate principal amount, respectively, of subordinated certificates to the SSLP. As of December 31, 2016 and 2015, ARCC had funded $2.0 billion and $2.0 billion in aggregate principal amount, respectively, of subordinated certificates to the SSLP.

The SSLP is capitalized as transactions are completed. All portfolio decisions and generally all other decisions in respect of the SSLP must be approved by an investment committee of the SSLP consisting of representatives of ARCC and GE-GSF (the “Investment Committee”) (with approval from a representative of each required). The SSLP also has designated an independent third party to serve as a tie-breaker, which would be engaged by the SSLP in the event that the Investment Committee could not reach agreement on certain decisions.

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

In August 2015, General Electric Company (“GE”) completed the sale of its U.S. Sponsor Finance business, which makes loans to middle-market companies such as those made through the SSLP, to Canada Pension Plan Investment Board (“CPPIB”). This sale excluded GE’s interest in the SSLP, and ARCC and GE continue to operate the SSLP. ARCC and GE no longer have an obligation to present senior secured lending investment opportunities to the SSLP prior to pursuing such opportunities for itself and since June 30, 2015, the SSLP has not made any investments related to new portfolio companies; however, ARCC and GE may provide capital to support the SSLP’s funding of existing commitments and other amounts to its existing portfolio companies. On August 24, 2015, General Electric Capital Corporation (“GECC”), as the holder of the senior notes of the SSLP, directed State Street Bank and Trust Company, as trustee of the senior notes and the subordinated certificates, pursuant to the terms of the Indenture, to apply all principal proceeds received by the SSLP from its investments to the repayment of the outstanding principal amount of the senior notes until paid in full (prior to the distribution of any such principal proceeds to the holders of the subordinated certificates). GECC had previously elected to waive its right to receive priority repayments on the senior notes from principal proceeds in most circumstances. Prior to closing the sale to CPPIB, GE had announced its intention to provide ARCC and CPPIB the opportunity to work together on the SSLP on a go-forward basis. GECC has also stated that if a mutual agreement between ARCC and CPPIB to partner on the SSLP is not reached, it intends to retain its interest in the SSLP and the SSLP would be wound down in an orderly manner. ARCC has been in dialogue with GE and CPPIB to determine if there is an opportunity to work together; however, to date there has been no agreement in respect of the SSLP as a result of these discussions and there can be no assurance that such discussions will continue or any such agreement will be reached.

As discussed above, ARCC and GE anticipates that no new investments will be made by the SSLP and that ARCC and GE will only provide additional capital to support the SSLP’s funding of existing commitments and other amounts to its portfolio companies.

(2)        Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements reflect all adjustments and reclassifications that are necessary for the fair presentation of the results of operations and financial condition as of and for the periods presented.

(b)   Investments in Loans Receivable

The SSLP’s investments in loans receivable are recorded at amortized cost, net of unaccreted original issue discount and any valuation allowance as deemed necessary. The fair value of the SSLP’s investments is also presented in the notes to the financial statements in accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement.

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

(c)   Allowance for Loan Losses

The SSLP evaluates the allowance for loan losses, if any, based upon its current portfolio of loans receivable. Each loan is evaluated for probable loss and consideration is given to loan-to-value (“LTV”), cash flow, and other factors necessary to assess the likelihood of delinquency or default. LTV represents the total amount of debt outstanding (through the last dollar of debt held by the SSLP) for a portfolio company divided by the total enterprise value of the portfolio company. Enterprise value (“EV”) represents the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. For example, if the LTV of a specific loan is greater than 100% then there may be a potential for delinquency or default. As of December 31, 2016 and 2015, all portfolio companies had an LTV of less than 100%. If the SSLP believes that there is a potential for delinquency or default, an analysis is prepared to estimate the probable loss. Loans receivable are considered impaired when, based on current information and events, the SSLP does not expect to collect all contractual amounts under the specific loans receivable. If loans receivable are considered impaired, the SSLP performs an analysis of the enterprise value of the portfolio company to measure impairment. An EV assessment may include performing a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates. This process provides the basis for determining the level of probable loss for which an allowance for individual loans may be established. For further information on the SSLP’s allowance for loan losses, see Note 3.

(d)   Fair Value Measurements

The SSLP follows ASC Subtopic 825-10, Financial Instruments-Overall (ASC 825-10), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company’s choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. Except as discussed below with respect to interest rate caps, the SSLP has not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. The carrying value of the line items entitled “accrued interest receivable,” “restricted cash,” “other assets,” “accrued interest payable on senior notes,” “accrued distribution payable on subordinated certificates,” “management and sourcing fee payable” and “accounts payable and accrued expenses” approximate fair value due to their short maturity.

The SSLP also follows ASC Subtopic 820-10, Fair Value Measurement-Overall (ASC 820-10), which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an asset or paid to transfer a liability (an exit price) in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the SSLP to assume that an asset or liability is sold in its principal market to market participants or, in the absence of a

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the SSLP has considered its principal market for its investments in loans receivable as the market in which the SSLP exits its investments or for its liabilities as the market with the greatest volume and level of activity.

As of December 31, 2016 and 2015, the fair value of the investments in loans receivable was $3.3 billion and $8.1 billion, respectively. The fair value of the investments in loans receivable was typically determined by performing a yield analysis assuming a hypothetical current sale of the investment. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the SSLP considers the current contractual interest rate, the maturity and other terms of the investment relative to the risk of the company and the specific investment. Additionally,  if investments in loans receivable were determined to be credit impaired, an analysis of the enterprise value of the portfolio company may be utilized to value such investments in loans receivable.

As of December 31, 2016 and 2015, the fair value of the senior notes approximates the carrying amounts. The fair values of the senior notes were determined by discounting the future cash flows of the senior notes that reflect rates currently observed for instruments of similar terms with comparable credit risk.

(e)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires the SSLP to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

(f)    Restricted Cash

Restricted cash relates to cash held by a trustee on behalf of the SSLP. The Indenture generally restricts this cash to be used to make interest and principal payments on the senior notes and subordinated certificates, invest in debt and equity securities and pay other costs of the SSLP. For purposes of the statement of cash flows, changes in restricted cash are reflected in financing activities.

(g)   Members’ Capital Contributions

Members’ capital contributions are recognized when the SSLP receives the funds related to a formal request against the members’ capital commitment either in the form of subordinated certificates or members’ equity.

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

(h)   Interest Income and Original Issue Discount

Interest income is recognized in the period earned to the extent that such amounts are expected to be collected. Loan origination fees are generally recorded as original issue discount and accreted to income over the life of the respective loan using the effective-interest method. In the event a loan receivable is repaid prior to its maturity date, the previously unaccreted discount is accelerated and recognized as income. Other income includes commitment fees which are recognized as income when earned.

In general, interest is not accrued on loans receivable upon the earlier of when principal or interest payments are 90 days past due or when, in the judgment of the SSLP, there is reasonable doubt as to the collectability of principal or interest. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. To the extent interest payments are received on a loan that is not accruing interest, the SSLP may use such payments to reduce the cost basis in the investment in lieu of recognizing interest income. Non- accrual loans are generally restored to accrual status when past due principal and interest is paid and, in the judgment of the SSLP, are likely to remain current.

(i)    Other Income

Other income includes fees for loan prepayments, unfunded commitments and amendments. Such fees are recognized as income when earned or the services are rendered.

(j)    Income Taxes

The SSLP files information returns with U.S. federal and state agencies. As a limited liability company with multiple members, tax-basis income and losses are passed through to the individual members and, accordingly, there is no provision for federal income taxes. For the years ended December 31, 2016 and 2015, the SSLP incurred income tax expense of $0.6 million and $1.4 million, respectively, related to certain estimated state and local tax obligations.

The tax-basis income and losses may differ from the income and losses in the accompanying statement of operations, which is prepared in accordance with GAAP. As of December 31, 2016 and 2015, the tax basis of the members’ capital was not materially different than its book basis. ASC Topic 740, Income Taxes, requires the SSLP to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

(3)      Investments in Loans Receivable

The SSLP primarily invests in first lien senior secured loans. A majority of the investments in loans receivable held by the SSLP are subject to restrictions on their resale or are otherwise illiquid.

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

As of December 31, 2016 and 2015, investments in loans receivable were comprised of the following:

	2016	2015
Investments in loans receivable (at principal amount)	$3,359,782	$8,138,544
Unaccreted original issue discount	(16,883)	(48,554)
Allowance for loan losses	—	—
Total investments in loans receivable, net	$3,342,899	$8,089,990

The following table presents a summary of the activity in the allowance for loan losses for the years indicated:

Allowance for
Loan Losses
Balance, December 31, 2014	$9,165
Charge-offs	(13,016)
Additional provision for loan losses	3,851
Balance, December 31, 2015	—
Charge-offs	—
Additional provision for loan losses	—
Balance, December 31, 2016	$—

As of December 31, 2016 and 2015, the SSLP’s investments in loans receivable consisted of first lien senior secured loans with a weighted average stated interest rate of 6.9% and 6.7%, respectively. The weighted average stated interest rate on the investments in loans receivable is calculated as of the balance sheet date and is computed as the annual stated interest on accruing loans receivable divided by total investments in loans receivable at principal amount. As of December 31, 2016 and 2015, all of the accruing loans bore interest at a variable rate that was tied to a prime rate or LIBOR, plus an applicable margin, and all loans had interest rate floors.

As of December 31, 2016 and 2015, there were no loans on non-accrual status.

As of December 31, 2016 and 2015, the SSLP had $50 million and $199 million, respectively, in unfunded delayed draw loan commitments.

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

(4)      Agreement

The GE Manager earns a management fee of 0.125% per annum of the Aggregate Collateral Amount at the end of each Due Period (each as defined in the Indenture). GE-GSF earns a sourcing fee of (i) 0.250% per annum of Aggregate Principal Balance of the Collateral (each as defined in the Indenture) funded on or before October 28, 2010 (the Specified Assets) and (ii) 0.375% per annum on the excess of (x) the Aggregate Collateral Amount over (y) the Specified Assets, calculated at the end of each Due Period. ARCC earns a priority sourcing fee of 0.125% per annum of the Aggregate Collateral Amount at the end of each Due Period in consideration of, and as compensation for, services to be rendered by ARCC to the SSLP. In addition to the priority sourcing fee, ARCC earns a sourcing fee of (i) 0.250% per annum on the Specified Assets and (ii) 0.125% per annum on the excess of (x) the Aggregate Collateral Amount over (y) the Specified Assets, calculated at the end of each Due Period. As of December 31, 2016, the SSLP no longer held any Specified Assets. The management fee and sourcing fees are included as management and sourcing fees expense on the accompanying statement of operations.

The SSLP pays ARCC an administrative fee equal to $500 per annum (or such greater amount as may be approved by the Investment Committee) to ARCC in exchange for the overhead costs in performing certain administrative functions of the SSLP. The SSLP also pays GE-GSF and ARCC approximately 46% and 20%, respectively, of the amounts by which the interest rate floors for each of the investments exceed a specified LIBOR rate in a given period (the “LIBOR Excess”). These fees are included in other administrative fees in the accompanying statement of operations. The remaining 34% of the LIBOR Excess is distributed to GE-GSF and ARCC based on their respective ownership percentages of the subordinated certificates, and are included in the distributions to the subordinated certificates.

Lastly, GE-GSF and ARCC also receive 12.5% and 87.5%, respectively, of the loan origination fees paid to the SSLP on investments originated by the SSLP.

(5)      Senior Notes

GECC funds its investments in the SSLP in the form of senior notes. Under the terms of the senior notes, the SSLP is required to comply with certain financial and nonfinancial covenants, primarily related to interest and collateral coverage. The senior notes are collateralized by substantially all the assets of the SSLP. As of December 31, 2016 and 2015, the SSLP was in compliance with all of the covenants of the senior notes.

As of December 31, 2016, there were $1.5 billion of senior notes outstanding with a weighted average stated interest rate of 3.53%. As of December 31, 2015, there were $6.2 billion of senior notes outstanding with a weighted average stated interest of 3.06%.

(6)      Subordinated Certificates

As of December 31, 2016 and 2015, ARCC and GE-GSF have funded $2.3 billion and $2.3 billion in aggregate principal amount, respectively, to the SSLP. As of December 31, 2016 and 2015, the subordinated certificates carried a stated interest rate of LIBOR plus a margin of approximately 8.00%, with the margin being determined on a blended weighted average basis depending on the weighting of

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

specific loans held by the SSLP. However, the subordinated certificates are junior in right of payment to the senior notes and for so long as principal proceeds from loan receivable repayments are directed entirely to repay the senior notes as noted above, the distributions on the subordinated certificates will be lower than the stated coupon and continue to decline. As of December 31, 2016 and 2015, the weighted average stated interest rate on the subordinated certificates was 8.85% and 8.33%, respectively.

(7)      Allocations and Distributions of Income and Losses

The SSLP makes distributions monthly. Generally, cash received by the SSLP from loans receivable is categorized as either principal proceeds or interest proceeds. Interest proceeds are generally used to pay expenses of the SSLP as well as contractual interest accrued on the senior notes and subordinated certificates. Any amounts remaining after expenses and contractual amounts are paid are generally distributed to the holders of the subordinated certificates. Principal collections are generally distributed to the holders of the senior notes and subordinated certificates to reduce the respective principal amounts outstanding, however it may be distributed to pay expenses or other contractual amounts due if interest proceeds are not sufficient to pay these amounts. The Indenture sets forth certain payment waterfalls for the application of interest proceeds and principal proceeds. In certain circumstances, such waterfalls may result in a different application of interest proceeds and principal proceeds than is described in this note, including, among other things, the application of such proceeds to pay down the outstanding principal amount of the senior notes ahead of the subordinated certificates. Net income and losses generally are allocated pro rata to the Members based on their ownership percentage of the membership interests. Other allocations may be made to comply with certain tax and other regulatory requirements. See Note 1 for information related to the application of all principal proceeds received by the SSLP to the repayment of the senior notes.

(8)      Related-Party Transactions

In addition to the fees paid to GE-GSF, the GE Manager and ARCC as discussed in note 4, affiliates of GE-GSF, ARCC or either of the Managers may have an interest in other securities or debt issued by the portfolio companies in which the SSLP has invested, and those securities or debt could be senior, pari passu, or junior to the investments held by the SSLP. As of December 31, 2016 and 2015, other assets primarily consisted of receivables for principal amounts on certain loans receivable due from affiliates of the GE Manager, GE-GSF or ARCC, in their respective capacity as administrative agent for the related loans receivable.

In October 2015, the SSLP distributed to ARCC its entire first lien senior secured loan investment in Instituto de Banca y Comercio, Inc. (“EduK”) with an estimated fair value at the time of the distribution of $67.4 million. As a result of the distribution, the SSLP fully exited its investment in EduK and also recorded a $67.4 million in-kind distribution to the subordinated certificates.

(9)      Concentration of Credit Risk

The SSLP primarily invests in first lien senior secured loans to middle-market companies. A majority of the investments held by the SSLP are subject to restrictions on their resale or are otherwise illiquid. The SSLP assumes the credit risk of the borrower, selling participant and any person interpositioned between

SENIOR SECURED LOAN FUND LLC

(dba Senior Secured Loan Program)

Notes to Financial Statements

December 31, 2016 and 2015

(in thousands, except otherwise indicated)

the SSLP and the borrower (an Intermediate Participant). In the event that the borrower, selling participant or an Intermediate Participant becomes insolvent or enters bankruptcy, the SSLP may incur certain costs and delays in realizing payment, or may suffer a loss of principal and/or interest.

The SSLP places its cash with financial institutions and, at times, cash held in the checking, money market and repurchase accounts may be in excess of the Federal Deposit Insurance Corporation insured limit.

(10)    Subsequent Events

The SSLP has evaluated subsequent events from the balance sheet date through February 21, 2017, the date at which the financial statements were available to be issued, and determined that there were no items to disclose.